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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                              AMENDMENT NO. 9
                                     TO
                               SCHEDULE 14D-1
                              FINAL AMENDMENT

            TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934

                            GLEASON CORPORATION
                     (Name of Subject Company (Issuer))

                       TORQUE ACQUISITION CO., L.L.C.
                                  (Bidder)

                  COMMON STOCK, PAR VALUE $1.00 PER SHARE
                       (Title of Class of Securities)

                                 377339106
                   (CUSIP Number of Class of Securities)

                            GLEASON CORPORATION
                        ATTN: EDWARD J. PELTA, ESQ.
                              VICE PRESIDENT,
                       GENERAL COUNSEL AND SECRETARY
                           1000 UNIVERSITY AVENUE
                               P.O. BOX 22970
                         ROCHESTER, NEW YORK 14692
                         TELEPHONE: (716) 473-1000
        (Name, Address and Telephone Number of Person Authorized to
          Receive Notices and Communications on Behalf of Bidder)

                                  COPY TO:
                            BLAINE V. FOGG, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                              919 THIRD AVENUE
                          NEW YORK, NEW YORK 10022
                         TELEPHONE: (212) 735-3000

                         CALCULATION OF FILING FEE:

      TRANSACTION VALUATION**                 Amount of Filing Fee
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            $193,509,856                           $38,702
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**   Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 8,413,472 shares of common stock, par value $1.00 per share (the "Shares"), of Gleason Corporation, a Delaware corporation (the "Company"), at a price of $23.00 per Share in cash. As of November 30, 1999, there were 9,589,195 Shares issued and outstanding. Certain stockholders of the Company, owning in the aggregate (1) 1,458,983 Shares and (2) 472,322 unexercised options to acquire Shares under various employee stock option plans of the Company as of November 30, 1999, have agreed not to tender their Shares (which in the aggregate total 1,931,305 Shares, including Shares underlying options) pursuant to the Offer. Based on the foregoing, the maximum number of Shares available to be tendered pursuant to the Offer is 8,413,472 Shares, which is equal to the number of Shares outstanding on a fully diluted basis as of November 30, 1999 less the aggregate number of Shares and options to acquire Shares owned by the non-tendering stockholders. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:     $38,702                 Filing party:   Torque Acquisition Co., L.L.C.
Form or registration no.:   Schedule 14D-1          Date filed:     December 15, 1999

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

                       (Continued on following pages)







14D-1

CUSIP No. 377339106               Page 2 of 3 Pages




    1     NAME OF REPORTING PERSONS
          Torque Acquisition Co., L.L.C.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |X|
                                                           (b) |_|

    3     SEC USE ONLY

    4     SOURCE OF FUNDS
          AF

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) |_|

    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

    7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,862,749(1)

    8     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
            |_|

    9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
          56%(1)

   10     TYPE OF REPORTING PERSON
          OO

(1) Torque Acquisition Co., L.L.C. owns such shares through its wholly-owned subsidiary, Torque Merger Sub., Inc. See Items 6 and 7.

     This Amendment No. 9 to the Tender Offer Statement on Schedule 14D-1 constitutes the final Amendment amending and supplementing the Tender Offer Statement on Schedule 14D-1 originally filed on December 15, 1999 (the "Schedule 14D-1") by Torque Acquisition Co., L.L.C. ("Acquisition Company"), a Delaware limited liability company and a wholly owned subsidiary of Vestar Capital Partners IV, L.P., relating to the joint tender offer by Acquisition Company and Gleason Corporation, a Delaware corporation (the "Company"), to purchase all of the outstanding shares of common stock, par value $1.00 per share, of the Company (the "Common Stock"), together with the associated preferred share purchase rights (the "Rights" and, together with the Common Stock, the "Shares"), at a purchase price of $23.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 15, 1999, the supplement thereto, dated February 4, 2000, and the related Letter of Transmittal. Capitalized terms used but not defined herein shall have the meanings assigned to them in the
Schedule 14D-1. Acquisition Company hereby amends and supplements the
Schedule 14D-1 as follows:

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         Acquisition Company and the Company have accepted for purchase and payment, pursuant to the Offer, all Shares which were validly tendered and not withdrawn as of the expiration of the Offer at 12:00 midnight, New York City time, on February 17, 2000. Based on information provided by ChaseMellon Shareholder Services, L.L.C., the depositary for the Offer, 5,771,399 Shares (including 37,232 Shares tendered pursuant to notices of guaranteed delivery), or approximately 71.5% of the public Shares available to be tendered, were validly tendered pursuant to the Offer and not withdrawn. The press release announcing the acceptance of Shares for purchase and payment is attached hereto as Exhibit (g)(15).

         Pursuant to Amendment No. 1 to the Agreement and Plan of Merger by and among the Company, Acquisition Company and Merger Subsidiary,
Acquisition Company purchased 4,862,749 Shares through Merger Subsidiary, its wholly-owned subsidiary, and the Company purchased 908,650 Shares.

         The Offer will be followed by the Merger between the Company and Merger Subsidiary. Pursuant to the Merger, the public stockholders of the Company who did not tender their Shares in the Offer and who do not seek appraisal of their Shares pursuant to the applicable provisions of Delaware law will have their Shares converted into the right to receive the same $23.00 per Share. A special meeting of the Company's shareholders to vote upon the Merger is expected to be held in late March 2000. As a result of the purchase of Shares in the Offer, and the agreements entered into by certain members of management and the Gleason Foundation to vote their Shares in favor of the Offer and the Merger, a favorable vote on the Merger is assured.

ITEM 7. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

         In connection with the Offer, Acquisition Company and Merger Subsidiary have entered into an Assignment and Assumption Agreement dated February 17, 2000 (the "Assignment and Assumption Agreement"), pursuant to which Acquisition Company assigned to Merger Subsidiary, and Merger Subsidiary assumed, all of Acquisition Company's rights and obligations to purchase all Shares Acquisition Company was obligated to purchase pursuant to the Offer. Acquisition Company has made a capital contribution to Merger Subsidiary in order to enable Merger Subsidiary to purchase the Shares Acquisition Company had planned to purchase. A copy of the Assignment and Assumption Agreement is attached hereto as Exhibit (c)(26).

ITEM 11.  MATERIALS TO BE FILED AS EXHIBITS.

          Item 11 is hereby amended and supplemented by the addition of the following exhibits thereto:

(c)(26) Assignment and Assumption Agreement, dated as of February 17, 2000, by and among Gleason Corporation, Torque Acquisition Co., L.L.C. and Torque Merger Sub, Inc.

(g)(15)   Press Release, dated February 18, 2000.


                                 SIGNATURE

         After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2000

                                               TORQUE ACQUISITION CO., L.L.C.


                                               By: /s/ SANDER M. LEVY
                                                  -------------------
                                                  Name: Sander M. Levy
                                                  Title: President


                               EXHIBIT INDEX


   EXHIBITS     DESCRIPTION
   --------     -----------

(c)(26) Assignment and Assumption Agreement, dated as of February 17, 2000, by and among Gleason Corporation, Torque Acquisition Co., L.L.C. and Torque Merger Sub, Inc.

(g)(15)         Press Release, dated February 18, 2000.